VIA EDGAR
July 6, 2023
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
Attention: Madeleine Mateo and Tonya Aldave
100 F Street, N.E.
Washington, D.C. 20549

Re:    NewtekOne, Inc.
    Amendment No. 3 to Registration Statement on Form S-3
    Filed: April 21, 2023
    File No. 333-269452

Ladies and Gentlemen:
On behalf of NewtekOne, Inc. (the “Company”), set forth below are the Company’s responses to the written comments provided by the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) regarding Amendment No. 3 to the Company’s Registration Statement on Form S-3, filed April 21, 2023 (“Amendment No. 3”). The Staff’s comments are set forth below in bold italics and are followed by the Company’s responses.
1.We note your conclusion on page 5 of your response that, as of March 31, 2023, investment securities represented 39.12% of NSBF’s assets. Please specifically describe (i) “the broker receivable,” (ii) amounts “due from related parties” (including whether such amounts are due from “majority-owned subsidiaries” as defined in the Investment Company Act of 1940 (the “Act”)), and (iii) cash items (including whether, and in what amounts, such items include certificates of deposit and other type of asset) on your balance sheet. In addition, please discuss your legal basis for your proposed treatment of these assets for purposes of section 3(a)(1)(C).

Response: The Company respectfully notes that it previously concluded that, as of March 31, 2023, at least 62.24% of NSBF’s assets were not “investment securities” even if the Company assumes that the SBA 7(a) loans NSBF held directly as of that date were “investment securities.” The SBA 7(a) loans represented 37.76% of the NSBF’s assets as of March 31, 2023. The Company also previously concluded that, as of June 20, 2023, following NSBF’s final securitization, at least 87.5% of the value of NSBF’s total assets consisted of assets that were not “investment securities.” As NSBF has ceased originating SBA 7(a) loans, and is winding down its business, the Company does not expect any material increases in the proportion of NSBF’s “investment securities” on a going-forward basis.

•Broker Receivables – The broker receivables entry represents amounts due from unrelated third parties for the sale of guaranteed portions of SBA 7(a) loans which had been sold as of March 31, 2023, but for which NSBF had not yet received payment. These are ordinary course receivables. Ordinary course trade receivables of the nature described in NSBF’s balance sheet are not considered “investment securities” because they are short-term, non-interest bearing assets created on account of ordinary course sales.
•Due from Related Parties – NSBF’s audited financial statements as of December 31, 2022 describe the “due from related party” entry as including receivables between NSBF, the Company, and its affiliates in the ordinary course of business. The amounts charged back from NSBF to the Company and its affiliates are not loans, and there are no notes or interest associated with these amounts. The “due from related party” entry on the Company’s books is eliminated in consolidation. However, on an unconsolidated basis, U.S. GAAP treats the receivable as an asset to NSBF. Specifically, relevant accounting guidance provides that “when not supported by written agreements, intercompany receivables and payables are reflected in carve-out financials statements depending on the manner in which they are settled. Intercompany balances expected to be settled between the carve-out business and retained entities of the parent (typically in cash) are reflected as ‘due to’ or ‘due from’ the parent entity in the carve out financial statement.” See PwC Viewpoint, US Carve-out financial statement guide 4, 4.5.2 (Nov. 2022). The guidance distinguishes such amounts reflected as ‘due to’ or ‘due from’ from intercompany notes or debt that is “supported by a written agreement that includes principal amounts, interest rate, maturity date, etc.” Id. Thus, similar to the ordinary course receivables described above, these items do not constitute “investment securities” because they are ordinary course intercompany transactions, consistent with NSBF’s audited financial statements, are not evidenced by notes, and for which no interest is paid.
•Cash Items – Cash items consist of cash and restricted cash. Both cash and restricted cash are U.S. denominated currency held entirely in demand deposit accounts with FDIC-insured U.S. banks or other financial institutions. This entry does not include time deposits or any non-cash assets.

2.Your discussion regarding the company’s status under section 3(a)(1)(A) of the Act appears to focus on whether the company is “holding itself out as an investment company..." Please confirm that you also believe that you are not engaged primarily in the business of investing in securities. In this regard, we note that a company would meet the definition of an investment company under section 3(a)(1)(A) if it “is or holds itself out….” See section 3(a)(1)(A) (emphasis added).

Response: The Company confirms its belief that it is not engaged primarily in the business of investing in securities. As described in the Company’s registration statement on Form S-3, the Company is a financial holding company that, through its consolidated subsidiaries, provides leading business and financial solutions to small-and-medium sized business, including: commercial banking, payments processing, SBA 7(a) lending (through the Company’s bank subsidiary), payment processing, technology and payroll solutions, and insurance.

3.Please update your risk disclosure to describe the risk that the company may meet the definition of an investment company under sections 3(a)(1)(A) and 3(a)(1)(C) of the Act. Please specifically address (i) the Securitization Trusts’ reliance on Rule 3a-7 under the Act and (ii) your conclusion that the Company is not an investment company under section 3(a)(1)(A) or under section 3(a)(1)(C), together with a description of your bases for your belief.

Response: The Company undertakes to include the following risk factor in its risk disclosure:

If we are deemed to be an investment company under the Investment Company Act of 1940, we will not be able to successfully execute our business strategy.

Certain of our subsidiaries rely on Rule 3a-7 to exclude their securitization activities from the definition of an “investment company” under the Investment Company Act of 1940, as amended (the “1940 Act”). Additionally, the Company has determined that it is not an “investment company” because it neither holds more than 40% of its assets in “investment securities,” nor is it primarily engaged in, or holding itself out as being primarily engaged in, the business of investing in securities. However, if the SEC or a court determines that our or our subsidiaries’ activities cause us to fall within the definition of an “investment company,” and if no exemption is available, we could be required to register under the 1940 Act. Compliance with the 1940 Act, as a registered investment company, would require us to significantly alter our business and could impair our ability to operate as financial holding company, with potential adverse impacts on our business, and, thus, our shareholders.

* * *

If you have any questions or require additional information in connection with the filing, please do not hesitate to contact the undersigned at (212) 356-9500.

                            Very truly yours,

                            /s/ Barry Sloane
                            Barry Sloane
                            Chief Executive Officer, President and Chairman
of the Board

cc:     Michael A. Schwartz, Chief Legal Officer
    Jared M. Fishman, Sullivan & Cromwell LLP
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